FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month June, 2003

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

1407-1050 Burrard Street, Vancouver, BC, V6Z 2S3 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

(Registrant)
Date: June 27, 2003	/s/ Garth Johnson

(Signature)
Garth Johnson

(Name)
CFO

(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	CFO
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	ir@transorient.com
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	APRIL 30, 2003
DATE OF REPORT:	JUNE 27, 2003
CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/06/27

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	03/06/27

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

April 30, 2003	July 31, 2002
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash and short-term deposits	$ 180,943	$ 293,124
Accounts receivable	2,465	2,555
Due from associated companies	1,185	3,543
Due from related company	7,871	10,685
Prepaid expenses	34,120	28,807

	226,584	338,714

Investment in associated companies	547,610	754,791
Property and equipment	118,323	127,483
Oil and gas interests	1	1

Total Assets	$ 892,518	$ 1,220,989

Liabilities

Current

Accounts payable and accrued liabilities	$ 44,784	$ 55,122
Due to associated company	-	14,326

Total Liabilities	44,784	69,448

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at April 30, 2003:
2,416,823 shares (July 31, 2002: 2,416,823 shares)	13,145,075	13,145,075
Deficit	(12,297,341)	(11,993,534)

Total Shareholders' Equity	847,734	1,151,541

Total Liabilities and Shareholders' Equity	$ 892,518	$ 1,220,989

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2003	2002	2003	2002

Expenses

General and administrative (Schedule)	$ 18,149	$ 73,354	$ 85,629	$ 191,505

Loss before other items	(18,149)	(73,354)	(85,629)	(191,505)

Other Items

Interest income	468	233	2,044	2,721
Write-down of investment in associated company	(108,179)	-	(258,529)	(202,036)
Write-off of property an equipment	(1,335)	-	(1,335)	-
(Loss) gain on sale of investment in associated company	(6,384)	3,979	10,054	9,833
Recovery of loan receivable previously written-off	526	28,732	29,588	57,621

Net loss for the period	(133,053)	(40,410)	(303,807)	(323,366)

Deficit - Beginning of period	(12,164,288)	(11,878,926)	(11,993,534)	(11,595,970)

Deficit - End of Period	$ (12,297,341)	$ (11,919,336)	$ (12,297,341)	$ (11,919,336)

Loss per share	$ (0.06)	$ (0.03)	$ (0.13)	$ (0.23)

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2003	2002	2003	2002

Operating Activities

Net loss for the period	$ (133,053)	$ (40,410)	$ (303,807)	$ (323,366)
Adjustments to reconcile net loss to cash applied to operating activities:
Amortization	2,559	3,097	7,825	9,290
Write-down of investment in associated company	108,179	-	258,529	202,036
Write-off of property and equipment	1,335	-	1,335	-
Gain on sale of investment in associated company	6,384	(3,979)	(10,054)	(9,833)
Equity in loss of associated company	-	-	-	-
Recovery of loan receivable previously written-off	(526)	(28,732)	(29,588)	(57,621)
Changes in non-cash working capital:
Accounts receivable	1,732	1,624	90	(467)
Due to/from related company	1,175	3,196	2,814	(2,478)
Due from associated companies	2,156	6,738	2,358	1,188
Prepaid expenses	(446)	76	(5,313)	11,467
Loan receivable from associated company	526	28,732	29,588	57,621
Accounts payable and accrued liabilities	1,209	10,601	(581)	5,502
Taxes payable	-	-	(9,757)	-
Due to associated company	(20,930)	830	(14,326)	2,782

Net cash used in operating activities	(29,700)	(18,227)	(70,887)	(103,879)

Financing Activity

Common stock issued for cash	-	-	-	-

Net cash provided by financing activity	-	-	-	-

Investing Activities

Proceeds from sale of investment in associated company	35,648	35,179	98,706	76,908
Purchase of investment in associated company	-	-	(140,000)	-

Net cash provided by (used in) investing activities	35,648	35,179	(41,294)	76,908

Net increase (decrease) in cash during period	5,948	16,952	(112,181)	(26,971)
Cash position - Beginning of period	174,995	82,977	293,124	126,900

Cash position - End of period	$ 180,943	$ 99,929	$ 180,943	$ 99,929

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2003	2002	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 3,210	$ (3,199)	$ 5,997	$ 9,437
Amortization	2,559	3,097	7,825	9,290
Consulting fees	-	114	-	21,094
Corporate relations and development	5,293	13,459	6,417	16,305
Corporate capital taxes	-	(11)	-	3,891
Director's fees	-	6,386	-	6,386
Filing and transfer agency fees	4,515	4,366	7,757	8,867
Foreign exchange loss	(22,022)	1,502	(19,091)	3,113
Investor relations	6,105	6,053	18,129	8,072
Legal	941	3,777	1,871	8,955
Office and miscellaneous	2,467	6,503	10,230	18,600
Printing	160	1,291	3,501	11,456
Rent	4,596	7,885	12,896	16,859
Telephone	1,432	3,829	4,672	8,184
Travel, promotion and accomodation	5,435	7,827	10,198	12,055
Wages and benefits	3,458	10,475	15,227	28,941

	$ 18,149	$ 73,354	$ 85,629	$ 191,505

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at April 30, 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At April 30, 2003, the Company held interests in four Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the nine months ended April 30, 2003 are not necessarily indicative of the results to be expected for the full year.

During the period ending April 30, 2003, the Company completed the liquidation of two of its New Zealand subsidiaries, Reservoir Rock Holdings Limited and Trans-Orient Petroleum (NZ) Limited. The Company believes that the liquidation of the two New Zealand subsidiaries will not materially affect the Company operations' as the subsidiaries have been inactive since the sale of its oil and gas interests to Indo-Pacific Energy as reported in previous fiscal years.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at April 30, 2003

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At April 30, 2003, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

				Write-down of
		Sales	Purchases	Investment in	April 30,	Percentage	Number of
	July 31, 2002	During	During	Associated	2003	Of	Common
	Carrying Value	the Period	the Period	Companies	Carrying Value	Ownership	Stock Held

Equity Method:
AMG Oil Ltd.	$ 1	$ -	$ -	$ -	$ 1	49.40%	8,200,000

Cost Method:
Verida Internet Corp.	1		-	-	1	8.68%	844,642
Indo-Pacific Energy Ltd.	714,789	(88,652)	140,000	(258,529)	507,608	10.75%	832,145
Gondwana Energy, Ltd.	40,000		-	-	40,000	19.05%	2,400,000

	754,790	(88,652)	140,000	(258,529)	547,609

	$ 754,791	$ (88,652)	$ 140,000	$ (258,529)	$ 547,610

The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two. During the period ended April 30, 2003, the Company sold 119,800 shares of Indo-Pacific with a carrying value of $88,652 for cash proceeds of $ 98,706, resulting in a gain of $10,054.

At April 30, 2003, the estimated market value of the above shares are consistent with their carrying value.

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG")

a) Investment in Associated Companies

Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

b) Due from/to Related and Associated Parties

At April 30, 2003, the Company was owed $7,871 (July 31, 2002 - $10,685) by TAG and $1,185 (July 31, 2002 - $3,543) by AMG. At April 30, 2003, the Company owed $Nil (July 31, 2002 - ($14,326) to Indo-Pacific. These amounts are non-interest bearing and have no fixed terms for repayment.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at April 30, 2003

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

c) Loan Receivable from Associated Company

Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that was to be received per the original agreement was CAD$363,982, including principal and interest. For the nine month period ending April 30, 2003 the Company has received CAD$45,497 (US$29,062) (April 30, 2002: CAD$ 90,994).

The Company did not receive any payments for the period between November 2002 and March 2003 and after receiving notice, during the first quarter, by the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 per month which includes annual interest of 12%, over this new repayment period. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule.

d) Other

During the period ended April 30, 2003, the Company paid $4,682 (April 30, 2002: $4,559) in rent to a private company wholly-owned by the former President of the Company. In addition, the Company has paid CAD$9,000 (April 30, 2002: $3,000) in rent to TAG, pursuant to a month-to-month rental agreement entered into in the 2002 fiscal year.

During the period ended April 30, 2003, the Company incurred approximately $1,826 (April 30, 2002: $6,740) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company incurred $6,382 (April 30, 2002: $10,823) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at April 30, 2003 and July 31, 2002	2,416,823	$ 13,145,075

102,777 share purchase warrants and 60,556 stock options expired as they were not exercised.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at April 30, 2003

NOTE 6 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

April 30, 2003	2,416,823
April 30, 2002	1,416,823

NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 8 - SUBSEQUENT EVENTS

Loan Receivable from Associated Company

The Company, in June of 2003, received CAD$9,000 covering the period of April 2003 to June 2003 for the revised loan repayment term sheet with an effective date of April 1, 2003.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	ir@transorient.com
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	APRIL 30, 2003
DATE OF REPORT:	JUNE 27, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/06/27

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	03/06/27

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended April 30, 2003

1. For the period under review:

a) Summary of common shares issued:      None
b) Summary of stock options granted:       None
c) Summary of warrants granted:               None
d) Summary of warrants expired:              Warrrants to acquire 102,777 shares at a prices ranging between $3.60 and $9.00 and options to acquire 60,556 shares at a price of either $31.50 or $54.00, expired as they were not exercised.

2. As at the end of the of the period under review:

a) Authorized capital:              Unlimited number of common shares without par value
    Issued and outstanding:       2,416,823 common shares

b) Summary of stock options outstanding:

Number	Price	Expiry
of Shares	Per Share	Date

27,777	$31.50	March 31, 2005

27,777

c) Summary of warrants outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.25	June 12, 2003/
	$0.30	June 12, 2004

1,000,000

d) Total shares in escrow:                    2,822 common shares

e) List of directors and officers:            Peter Loretto,        President and Director
                                                          Garth Johnson,       Secretary and Director

TRANS-ORIENT PETROLEUM LTD.
Schedule C: Management Discussion
(Expressed in United States Dollars)

For the Period Ended April 30, 2003

Operations and financial

For the nine-month period ended April 30, 2003, the Company recorded a net loss of $303,807 or $0.13 per share, versus $323,366 or $0.23 per share for the period ended April 30, 2002.

General and administrative expenses decreased to $85,629 for the period ended April 30, 2003 compared to $191,505 for the comparable period last year. The majority of the Company's expenses decreased for the nine-month period ended April 30, 2003 when compared with the same period last year, with the exception being an increase in cost of $10,057 for investor relations. The balance of general and administrative accounts shown on Schedule A of this FORM 51-901F decreased by a total of $109,547.

Losses before "other items" were equivalent to the general and administrative expenses for the nine month period ended April 30, 2003 totaling $85,629 versus a loss of $191,505 for the comparable period last year.

"Other items", which affected the loss before income taxes for the period included a write-down of investment in associated company, Indo-Pacific Energy Ltd. The total write-down of $258,529 was a result of a decrease in the market value of Indo-Pacific during the first and third quarters of the 2003 fiscal year. In addition the Company wrote-off costs associated with leasehold improvements amounting to $1,335. These amounts were partially offset with interest income of $2,044, a recovery of a loan receivable previously written-off of $29,588 and a gain on the sale of shares of Indo-Pacific of $10,054 sold during the second and third quarter of the 2003 fiscal year.

Liquidity and Capital Resources

The Company had cash and short-term deposits of $180,943 at April 30, 2003 versus $293,124 at July 31, 2002. The decrease in cash and short-term deposits is attributable to cash of $140,000 being invested in an additional 175,000 shares of Indo-Pacific and operating costs of $70,887. However the Company was able to partially offset this decrease in cash with proceeds, totaling $98,706 resultant from the sale of 119,800 Indo-Pacific shares acquired in previous fiscal years. Working capital as at April 30, 2003 was $181,800 versus $269,266 at July 31, 2002. The Company has no long-term liabilities.

During the nine-month period ended April 30, 2003, $70,887 in cash was used by operating activities, versus a use of cash of $103,879 for operating activities for the comparable period last year.

During the nine-month periods ended April 30, 2003 and 2002 the Company did not complete any financing activities.

The Company's investing activities for the nine-month period ended April 30, 2003 consisted of purchasing 175,000 units of Indo-Pacific at $0.80 per unit with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two and selling 119,8000 shares of Indo-Pacific with a carrying value of $88,652 for cash proceeds of $98,706, resulting in a gain of $10,054. During the comparable period last year the Company sold 59,900 shares of Indo-Pacific for net proceeds of $76,908 that had a carrying value of $67,075, resulting in a gain of $9,833.

The net effect of the above noted transactions was a net use of cash of $112,181 for the nine-month period ended April 30, 2003 compared to a net use of cash totaling $26,971 for the comparable period in 2002.

Other information

Investor Relations

During the period under review, the Company's investor relation's activities consisted of issuing press releases and annual reports and answering telephone calls and e-mail requests for information from shareholders. The Company paid Republic Communications ("Republic"), of Vancouver, B.C., $18,000 for this Investor Relations work. In addition to the investor relations work done by Republic for the Company, Republic provides investor relations services, similar to those of the Company, to associated companies Indo-Pacific Energy Ltd. and TAG Oil Ltd. A principal of an insider of associated company TAG Oil also provides services to Republic.

Loan Receivable from Associated Company

The Company did not receive any payments for the period between November 2002 and March 2003 and after receiving notice, during the first quarter, by the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 per month which includes annual interest of 12%, over this new repayment period. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule

Subsidiaries

The Company completed the liquidation of its two New Zealand subsidiaries, Reservoir Rock Holdings Limited and Trans-Orient Petroleum (NZ) Limited. The Company believes that the liquidation of the two New Zealand subsidiaries will not materially affect the Company operations' as the subsidiaries have been inactive since the sale of its oil and gas interests to Indo-Pacific Energy as reported in previous fiscal years.

Subsequent Events

Loan Receivable from Associated Company

The Company, in June of 2003, received CAD$9,000 covering the period of April 2003 to June 2003 for the revised loan repayment term sheet with an effective date of April 1, 2003.

Change of Directors

On May 12, 2003, Mr. Peter Loretto accepted the position of President, CEO and Director of the Company, replacing Mr. Garth Johnson who held the interim President and CEO position. Mr. Johnson will continue to act as the Company's Corporate Secretary, CFO and Director. Mr. Bernhard Zinkhofer, a long-time Director of the Company tendered his resignation as a Director of the Company.

Change of Address

The Company, on May 1, 2003, changed its corporate address to 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3 and started paying monthly rent of CAD$750 for use of this space that is shared with associated companies.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
Garth Johnson, CGA	AUDITORS
Secretary, CFO, Director (1)
Vancouver, British Columbia	Sadovnick Telford & Skov
Vancouver, British Columbia
(1) Member of audit committee
REGISTRAR AND TRANSFER AGENT
CORPORATE OFFICE
Computershare Trust Company
1407-1050 Burrard Street	Corporate Services Division
Vancouver, British Columbia	4th Floor, 510 Burrard Street
Canada V6Z 2S3	Vancouver, British Columbia
Telephone: 1-604-682-6496	Canada V6C 3B9
Facsimile: 1-604-682-1174	Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
SHAREHOLDER RELATIONS	Email:

Telephone: 1-866-414-4144	SHARE LISTING
Facsimile: 1-604-662-4677
Email:	OTCBB: TOPTF

SUBSIDIARY	ANNUAL GENERAL MEETING

DLJ Management Corp.	The annual general meeting was held
On January 17, 2003 at the offices of Lang
BANKERS	Michener, Barristers & Solicitors, Suite 1500
1055 West Georgia St. Vancouver, B.C. at
Bank of Montreal	10:00am.
Vancouver, British Columbia

SHARE CAPITAL

At April 30, 2003, there are 2,416,823
shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.